03 JUN 30 AM 7:21



Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

June 25, 2003



03024093

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated June 23, 2003 referring to the acquisition of the shares of Sumisho Computer Systems Corporation [English translation];

2. Press Release dated June 23, 2003 referring to additional information to the Consolidated Annual Results FY2002 [English translation];

3. Annual Securities Report dated June 20, 2003 [in Japanese];

   Annual Securities Report (including audited annual financial results) filed with the Director of the Kanto Local Finance Bureau stating the results for the fiscal year ended March 31, 2003.

4. Press Release dated March 13, 2003 referring to personnel changes in Board Members, Executive Officers and Corporate Officers [English translation].

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

To whom it may concern 03 JUN 30 7:21

June 23, 2003

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No.8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces Acquisition of the Shares of Sumisho Computer Systems Corporation

Sumitomo Corporation announces the acquisition of the shares of Sumisho Computer Systems Corporation (Code No.9719 Tokyo Stock Exchange (TSE), 1st Section) as follows.

1. Date of delivery : June 19, Thursday and June 20, Friday
2. Total number of shares acquired : 4,732,000 shares
3. Total acquisition price : 14,421 million Yen
4. Means of acquisition : purchase in the market
5. Change in our voting ratio : before the acquisition, 40.13%, after the acquisition, 51.02%

***

To whom it may concern

June 23, 2003

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No.8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Additional Information to the Consolidated Annual Results FY2002

Sumitomo Corporation announces additional information for the following items, to the Consolidated Annual Results FY2002 (year ended March 31, 2003) released on April 30, 2003

1. Income Taxes
2. Accrued Pension and Retirement Benefits

***

1. INCOME TAXES

Income taxes in Japan imposed by the national, prefectural and municipal governments, in the aggregate, resulted in a normal effective statutory rate of approximately 42% for the year ended March 31, 2003. Japanese income tax regulations were changed on March 31, 2003, and the normal statutory tax rate will be reduced from approximately 42 % to 41% for fiscal year starting April 1, 2004. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Income tax provision (benefit) for the year ended March 31, 2003 is as follows:

	Millions of Yen	Millions of U.S. Dollars
Current:		
Domestic	¥ 18,650	$ 156
Foreign	9,730	81
Deferred:		
Domestic	(33,841)	(282)
Foreign	(571)	(5)
Total	¥ (6,032)	$ (50)

The reconciliation between taxes calculated at the normal statutory tax rate in Japan and the Companies' income tax provision for the year ended March 31, 2003 is summarized as follows:

	Millions of Yen	Millions of U.S. Dollars
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	¥ 18,833	$ 157
Tax provision computed at normal income tax rate	¥ 7,910	$ 66
Increases in tax due to:		
Expenses not deductible for tax purposes	2,368	20
Tax effect on retained earnings of subsidiaries and associated companies	(12,417)	(104)
Realized operating losses of certain subsidiaries	(330)	(12)
Lower income tax rates applicable to income in certain foreign countries	(5,377)	(45)
Effect of taxation on dividends	82	1
Effect of tax rate change	1,447	12
Other—net	285	12
Total tax benefit	¥ (6,032)	$ (50)

Total income taxes recognized for the year ended March 31, 2003 are allocated as follows:

	Millions of Yen	Millions of U.S. Dollars
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings (losses) of associated companies	¥ (6,032)	$ (50)
Shareholders' equity:		
Foreign currency translation adjustments	(1,109)	(9)
Net unrealized holding losses on securities available for sale	(18,562)	(155)
Net unrealized gains and losses on derivatives	85	1
Total income taxes	¥ (25,618)	$ (213)

Significant components of deferred tax assets and liabilities as of March 31, 2003 are as follows:

	Millions of Yen	Millions of U.S. Dollars
Assets:		
Net operating loss carry forwards	¥ 53,824	$ 449
Investment securities	36,126	301
Inventory, and property and equipment	29,591	247
Allowance for doubtful receivables	21,451	179
Unrecognized intercompany profit	13,164	110
Accrued pension and retirement benefits	6,061	50
Accrual and other	15,899	132
Gross deferred tax assets	176,116	1,468
Less valuation allowance	(9,403)	(78)
Deferred tax assets, less valuation allowance	166,713	1,390
Liabilities:		
Valuation of debt and equity securities	1,400	12
Deferred gain on sales of property for tax purposes	41,860	349
Gain on securities transferred to pension fund	21,313	177
Undistributed earnings of subsidiaries and associated companies	10,047	84
Installment sales	2,730	23
Other	10,455	87
Gross deferred tax liabilities	87,805	732
Net deferred tax assets	¥ 78,908	$ 658

A valuation allowance is established to reduce certain deferred tax assets relating to deductible temporary differences and net operating loss carryforwards where it is more likely than not that the Companies will be unable to realize the benefits of those deferred tax assets. The net change in the total valuation allowance for the year ended March 31, 2003 was a decrease of ¥330 million ($3 million).

Income taxes are not provided for on undistributed earnings of subsidiaries and foreign corporate joint venture because the Companies consider that such earnings are permanently reinvested and/or would not result in material additional taxation should they be distributed to the Companies under current circumstances. As of March 31, 2003, the amounts of undistributed earnings of such subsidiaries and associated companies on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totaled to ¥166,109 million ($1,384million).

As of March 31, 2003, the Companies have aggregate tax operating loss carryforwards of ¥139,996 million ($1,167 million), which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as following schedule. Loss carryforwards after five years are attributed to certain foreign subsidiaries and the related deferred tax assets for such portion are generally offset by a valuation allowance.

Year ending March 31,	Millions of Yen	Millions of U.S. Dollars
2004	¥ 10,566	$ 88
2005	762	7
2006	62,786	523
2007	716	6
2008	49,450	412
2009 and thereafter	15,716	131
Total	¥ 139,996	$ 1,167

2. ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans covering substantially all employees other than directors and executive officers. The plans provide benefits based upon years of service, compensation at the time of severance and other factors.

The Company's funding policy is based on a number of factors including the tax deductibility of contributions, the plan's funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to an employee retirement benefit trust in order to maintain a sufficient level of funding at the end of fiscal year.

Net periodic pension costs of the Company's pension plans for the year ended March 31, 2003 include the following components:

	Millions of Yen	Millions of U.S. Dollars
Service cost — benefits earned during the year	¥ 3,305	$ 27
Interest cost on projected benefit obligation	4,038	34
Expected return on plan assets	(2,673)	(22)
Net amortization and deferral	4,648	39
Net periodic pension cost	¥ 9,318	$ 78

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the Company's plans was as follows:

	Millions of Yen	Millions of U.S. Dollars
Change in benefit obligation:		
Benefit obligation, beginning of year	¥ 134,909	$ 1,124
Service cost	3,305	28
Interest cost	4,038	34
Actuarial loss	10,486	87
Benefits paid	(5,263)	(44)
Benefit obligation, end of year	¥ 147,475	$ 1,229
Change in plan assets:		
Fair value of plan assets, beginning of year	¥ 137,980	$ 1,150
Actual return on plan assets	(34,088)	(284)
Employer contribution	46,107	384
Benefits paid from plan assets	(5,280)	(44)
Fair value of plan assets, end of year	¥ 144,719	$ 1,206
Funded status	¥ (2,756)	$ (23)
Unrecognized actuarial loss	111,861	932
Prepaid cost for retirement benefits	¥ 109,105	$ 909

The Company contributed certain marketable equity securities, and cash to an employee retirement benefit trust. Those securities and cash held in this trust are qualified as plan assets under SFAS No. 87.

Because fair value of plan assets exceeded the accumulated benefit obligation as of March 31, liability for retirement benefits in accumulated other comprehensive loss was not recognized. Prepaid cost for retirement benefits as of March 31, 2003 is included in principally prepaid expenses, non-current.

Assumptions used for fiscal 2003 in determining costs for the plan and the funded status information shown above were principally as follows:

Weighted-average discount rate	2.5%
Expected long-term rate of return on plan assets	3.0%
Rate of expectable salary increase	3.0%

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefit based on compensation at the time of severance, years of service and other factors. As of March 31, 2003, the benefit obligation of subsidiaries under these plans was ¥30,977 million ($258 million) at the discount rate of mainly 2.5%, which was approximately equal to the aggregated fair value of plan assets and accruals.

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in an Employee Pension Fund ("EPF") as a group, which is stipulated by the Japanese Welfare Pension Insurance Law. This plan serves as a substitute for the Japan Government pension plan funded by social security taxes paid by employees and the employer. The EPF consists of two portions (1) social security tax portion funded by employees and the companies and (2) Corporate portion funded by the companies. Contributions are made based upon the aggregate cost method. The plan assets of EPF cannot be specifically allocated to the individual participants nor to the corporate portion. The Company did not apply accounting for single-employer defined benefit pension plans under SFAS No. 87 for the plan as the effect on the consolidated financial statements of the implementation of SFAS No. 87 are not significant. The total estimated assets of the EPF at March 31, 2003 approximated the amount of accrued benefit obligation at that date.

The total amounts charged to income by subsidiaries for the year ended March 31, 2003 were ¥3,746 million ($31million).

March 13, 2003

Sumitomo Corporation

To whom it may concern,

Re: Personnel Changes in Board Members, Executive Officers and Corporate Officers

The personnel changes in Board Members, Executive Officers, Corporate Officers and others, due to the introduction of the executive officers system from this April and the personnel changes to be proposed at the Ordinary General Meeting of Shareholders scheduled for this coming June, have been resolved as attached, at the extraordinary meeting of the Board of Directors held this day.

Introduction of the executive officer system

We are adopting an executive officer system so as to further clarify executive responsibility and authority, to distinguish the Board members' oversight function from its executive function and to strengthen the oversight function of the Board. Along with the introduction of the system, we are reducing the size of the Board of Directors from 24 to 12 at the Ordinary General Meeting of Shareholders to be held in June, so that the Board can make practical and rational decisions.

Increasing the number of auditors

According to the amendments in the Japanese Commercial Law, it will be required to bring in majority of the auditors people from outside the Company from 2006. While already half of our auditors are from the outside, we will make the number a majority from this year.

After the resolution at the Ordinary General Meeting of Shareholders in June, Mr. Koji Tajika, an accounting expert, is scheduled to be elected as an auditor from the outside. This will increase the number of auditors from four to five, of which three, a majority, will be from outside the Company. The assignment of an accountant, in addition to the present two outside auditors who are lawyers, will establish an auditing setup based on diverse perspectives.

(Contact: Keiji Nakajima, General Manager, Corporate Communications Department, 03-5166-3089)

Attachment

[Personnel Changes in Board Members, Executive Officers and Corporate Officers]

1. Appointment of Executive Officers (as of April 1)

NEW		CURRENT	
*Director,	President and CEO	President and CEO	Motoyuki Oka
*Director,	Executive Vice President	Executive Vice President	Shigemi Hiranuma
*Director,	Executive Vice President	Executive Vice President	Naoki Kuroda
Director,	Executive Vice President	Executive Vice President	Atsushi Nishijo
*Director,	Executive Vice President	Executive Vice President	Kosaburo Morinaka
*Director,	Senior Managing Executive Officer	Senior Managing Director	Hironori Katoh
*Director,	Senior Managing Executive Officer	Senior Managing Director	Kenichi Nagasawa
*Director,	Senior Managing Executive Officer	Managing Director	Shuji Hirose
*Director,	Managing Executive Officer	Managing Director	Yuji Tamura
Director,	Managing Executive Officer	Managing Director	Takaaki Shibata
*Director,	Managing Executive Officer	Managing Director	Kenzo Okubo
*Director,	Managing Executive Officer	Managing Director	Tadahiko Mizukami
Director,	Managing Executive Officer	Managing Director	Shizuka Tamura
*Director,	Managing Executive Officer	Managing Director	Masaomi Bando
*Director,	Managing Executive Officer	Managing Director	Noriaki Shimazaki
*Director,	Managing Executive Officer	Managing Director	Nobuhide Nakaido
Director,	Managing Executive Officer	Director	Katsuichi Kobayashi
*Director,	Managing Executive Officer	Director	Susumu Kato
Director,	Managing Executive Officer	Director	Michio Ogimura
Executive Officer		Corporate Officer	Hisahiko Arai
Executive Officer		Corporate Officer	Yoshihiko Shimazu
Executive Officer		Corporate Officer	Yoshi Morimoto
Executive Officer		Corporate Officer	Kenji Kajiwara
Executive Officer		Corporate Officer	Makoto Shibahara
Executive Officer		Corporate Officer	Shingo Yoshii
Executive Officer		Corporate Officer	Michihisa Shinagawa
Executive Officer		Corporate Officer	Shuichi Mori
Executive Officer		Corporate Officer	Kazuo Omori
Executive Officer		Corporate Officer	Kentaro Ishimoto
Executive Officer		Corporate Officer	Makoto Sato
Executive Officer		Corporate Officer	Shunichi Arai
Executive Officer		Corporate Officer	Toyosaku Hamada

Note: Representative Directors as of April 1 are indicated by an asterisk (*).

2. Retiring Directors (after the Ordinary General Meeting of Shareholders in June)

In addition to retiring officers after the Ordinary General Meeting of Shareholders to be held in June, all directors excluding Chairman of the Board of Directors, President and CEO, and directors responsible for Business Units and Corporate Groups will retire the post of director along with the introduction of the executive officer system.

(1) The following will retire as Directors along with their retirement as Board Members:

NEW	As of April 1	
Advisor	Senior Managing Director	Masabumi Kimura
Scheduled President of Sumisho Lease Co., Ltd.	Senior Managing Director	Hideki Yamane
Advisor <Managing Executive Officer rank>	Managing Director	Koji Nakajima
Advisor <Executive Officer rank>	Director	Takehiro Yamanaka

(2) The following will retire as Directors corresponding the positions under the new structure after the introduction of the executive officer system:

NEW	As of April 1	
Executive Vice President	Director, Executive Vice President	Atsushi Nishijo
Managing Executive Officer	Director, Managing Executive Officer	Yuji Tamura
Managing Executive Officer	Director, Managing Executive Officer	Takaaki Shibata
Managing Executive Officer	Director, Managing Executive Officer	Kenzo Okubo
Managing Executive Officer	Director, Managing Executive Officer	Shizuka Tamura
Managing Executive Officer	Director, Managing Executive Officer	Masaomi Bando
Managing Executive Officer	Director, Managing Executive Officer	Katsuichi Kobayashi
Managing Executive Officer	Director, Managing Executive Officer	Michio Ogimura

3. Appointment and retirement of Corporate Auditors (after the Ordinary General Meeting of Shareholders in June)

NEW	As of April 1	
Advisor <Managing Executive Officer rank>	Standing Corporate Auditor	Isao Yamamoto
Corporate Auditor		Koji Tajika
Corporate Auditor	Corporate Officer	Masahiro Ishikawa

4. Appointment and Retirement of Representative Directors

As of April 1

(1) The following will retire as a Representative Director along with the assignment to overseas:

		As of April 1	CURRENT
Retire	Shizuka Tamura	Director, Managing Executive Officer	Managing Director

(2) The following will be appointed as a Representative Director corresponding to the position under the new structure after the introduction of the executive officer system:

		As of April 1	CURRENT
To be appointed	Susumu Kato	Director, Managing Executive Officer	Director

After the Ordinary General Meeting of Shareholders in June

(1) The following will retire as Representative Directors along with their retirement as Board Members:

		As of April 1	CURRENT
Retire	Masabumi Kimura	Senior Managing Director	Senior Managing Director
Retire	Koji Nakajima	Managing Director	Managing Director

(2) The following will retire as Representative Directors corresponding to the positions under the new structure after the introduction of the executive officer system:

		As of April 1	CURRENT
Retire	Yuji Tamura	Director, Managing Executive Officer	Managing Director
Retire	Kenzo Okubo	Director, Managing Executive Officer	Managing Director
Retire	Masaomi Bando	Director, Managing Executive Officer	Managing Director

5. Newly Appointed Corporate Officers (as of April 1)

Corporate Officer	Hiroshi Funazaki
Corporate Officer	Tetsu Tsuji
Corporate Officer	Takafumi Sone
Corporate Officer	Kazuhiro Atsushi
Corporate Officer	Takashi Kano
Corporate Officer	Shinichi Sasaki
Corporate Officer	Kuniharu Nakamura
Corporate Officer	Yoshito Horiuchi
Corporate Officer	Yoshio Osawa
Corporate Officer	Takuro Kawahara
Corporate Officer	Kazuhisa Togashi
Corporate Officer	Makoto Nakamura
Corporate Officer	Naoki Hidaka
Corporate Officer	Kazuhiro Takeuchi

The following is changes in Board Members, Executive Officers and Corporate Officers along with the above personnel changes:

As of April 1

NEW	CURRENT	
President and CEO	President and CEO	Motoyuki Oka
Director, Executive Vice President, General Manager of the Metal Products Business Unit	Executive Vice President, General Manager of the Metal Products Business Unit	Shigemi Hiranuma
Director, Executive Vice President, General Manager of the Mineral Resources & Energy Business Unit	Executive Vice President, General Manager of the Mineral Resources & Energy Business Unit	Naoki Kuroda
Director, Executive Vice President, General Manager for the Americas and Director & President of Sumitomo Corporation of America	Executive Vice President, General Manager for the Americas and Director & President of Sumitomo Corporation of America	Atsushi Nishijo

Director, Executive Vice President, General Manager of the Machinery & Electric Business Unit	Executive Vice President, General Manager of the Machinery & Electric Business Unit and the Project Development Division	Kosaburo Morinaka
Senior Managing Director, Assistant to President and CEO	Senior Managing Director, General Manager of the Kansai Regional Business Unit	Masabumi Kimura
Director, Senior Managing Executive Officer, General Manager of the Chemical and the Materials & Real Estate Business Units	Senior Managing Director, General Manager of the Chemical and the Materials & Real Estate Business Units	Hironori Katoh
Senior Managing Director, Assistant to President and CEO, Sumisho Lease Co., Ltd <Advisor>	Senior Managing Director, General Manager for China, General Manager of Beijing Office and Director & President of Sumitomo Corporation China Holding Ltd.	Hideki Yamane
Director, Senior Managing Executive Officer, General Manager of the Consumer Goods & Service Business Unit	Senior Managing Director, General Manager of the Consumer Goods & Service Business Unit	Kenichi Nagasawa
Director, Senior Managing Executive Officer, General Manager of the Transportation & Construction Systems Business Unit	Managing Director, General Manager of the Transportation & Construction Systems Business Unit	Shuji Hirose
Managing Director, Assistant to President and CEO	Managing Director, Deputy General Manager of the Kansai Regional Business Unit	Koji Nakajima
Director, Managing Executive Officer, General Manager of the Kansai Regional Business Unit	Managing Director, General Manager of the Media, Electronics & Network Business Unit	Yuji Tamura
Director, Managing Executive Officer, General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	Managing Director, General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	Takaaki Shibata

Director, Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	Managing Director, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	Kenzo Okubo
Director, Managing Executive Officer, General Manager of the Financial & Logistics Business Unit	Managing Director, General Manager of the Financial & Logistics Business Unit	Tadahiko Mizukami
Director, Managing Executive Officer, General Manager for China, General Manager of Beijing Office, and Director & President of Sumitomo Corporation China Holding Ltd.	Managing Director, Assistant General Manager of the Chemical Business Unit, and General Manager of the Life Science Division	Shizuka Tamura
Director, Managing Executive Officer, Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the General Construction Development & Coordination Department	Managing Director, Assistant General Manager of the Materials & Real Estate Business Unit, and General Manager of the Construction & Real Estate Division and the General Construction Development & Coordination Department	Masaomi Bando
Director, Managing Executive Officer, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group	Managing Director, Responsible for the Internal Auditing Department, the Human Resources Development & Information Management Group and the Financial Resources Management Group, and General Manager of the Human Resources Development & Information Management Group	Noriaki Shimazaki
Director, Managing Executive Officer, General Manager of the Media, Electronics & Network Business Unit	Managing Director, Assistant General Manager of the Media, Electronics & Network Business Unit, General Manager of the Network Division and Managing Director Responsible for the e-Business Department	Nobuhide Nakaido
Director, Assistant to President and CEO	Director, General Manager of the Tubular Products Division	Takehiro Yamanaka

Director, Managing Executive Officer, General Manager of the Chubu Regional Business Unit and Non-Ferrous Metals Department, Nagoya	Director, General Manager of the Chubu Regional Business Unit	Katsuichi Kobayashi
Director, Managing Executive Officer, General Manager of the Corporate Planning & Coordination Office	Director, General Manager of the Corporate Planning & Coordination Office	Susumu Kato
Director, Managing Executive Officer, General Manager of the Machinery & Electric Systems Division	Director, General Manager of the Machinery & Electric Systems and the Power Project Divisions	Michio Ogimura
Executive Officer, General Manager of the Material & Supplies Division	Corporate Officer, General Manager of the Material & Supplies Division	Hisahiko Arai
Executive Officer, General Manager of the Project Development and the Information & Telecommunication Project Divisions	Corporate Officer, General Manager of the Information & Telecommunication Project Division	Yoshihiko Shimazu
Executive Officer, General Manager of the Financial Resources Management Group	Corporate Officer, General Manager of the Financial Resources Management Group	Yoshi Morimoto
Executive Officer, General Manager of the Retail & Consumer Service Division	Corporate Officer, Executive Vice President of Sumitomo Corporation of America	Kenji Kajiwara
Executive Officer, General Manager of the Planning & Administration Department, Metal Products Business Unit	Corporate Officer, General Manager of the Planning & Administration Department, Metal Products Business Unit	Makoto Shibahara
Executive Officer, General Manager of the Media Division and CATV & Satellite Department	Corporate Officer, General Manager of the Media Division and CATV & Satellite Department	Shingo Yoshii

Executive Officer, General Manager of the Energy Division, No.1	Corporate Officer, General Manager of the Energy Division, No.1	Michihisa Shinagawa
Executive Officer, General Manager of the Corporate Planning & Coordination Department	Corporate Officer, General Manager of the Corporate Planning & Coordination Department	Shuichi Mori
Executive Officer, General Manager of the Ship, Aerospace & Transportation Systems Division	Corporate Officer, General Manager of the Ship, Aerospace & Transportation Systems Division	Kazuo Omori
Executive Officer, General Manager of the Foodstuff & Fertilizer Division	Corporate Officer, General Manager of the Planning & Administration Department, Consumer Goods & Service Business Unit	Kentaro Ishimoto
Executive Officer, General Manager of the Motor Vehicles Business Division	Corporate Officer, General Manager of the Motor Vehicles Business Division	Makoto Sato
Executive Officer, Executive Vice President of Sumitomo Corporation of America	Corporate Officer, Sumitomo Corporation of America, General Manager of Houston Office and Tubular Products Division	Shunichi Arai
Executive Officer, General Manager of the Corporate Finance Department	Corporate Officer, General Manager of the Corporate Finance Department	Toyosaku Hamada
Corporate Officer, Assistant to General Manager of the Foodstuff & Fertilizer Division, SC Foods Co., Ltd.	Corporate Officer, General Manager of the Foodstuff & Fertilizer Division	Shoichiro Someya
Corporate Officer, Assistant to General Manager of the Chemical Business Unit	Corporate Officer, General Manager of the Plastics & Organic Chemicals Division	Masaaki Uemura

Corporate Officer, Assistant to General Manager of the Retail & Consumer Service Division, Summit Inc.	Corporate Officer, General Manager of the Retail & Consumer Service Division	Takeshi Sumiya
Corporate Officer, Assistant to General Manager of the Transportation & Construction Systems Business Unit, Sumisho Machinery Trade Corporation <Advisor>	Corporate Officer, General Manager of the Regional Strategy & Coordination Department	Masahiko Nakane
Corporate Officer, General Manager of the Performance Chemicals Division	Corporate Officer, General Manager of the Inorganic & Specialty Chemical Division	Nobuo Kitagawa
Corporate Officer, General Manager of the Planning & Administration Department, Machinery & Electric Business Unit	Corporate Officer, Deputy General Manager of the Power Project Division, Assistant to General Managers of the Transportation & Construction Systems and Machinery & Electric Business Units	Naoki Takada
Corporate Officer, General Manager of the Power Project Division	Corporate Officer, Sumitomo Corporation of America, General Manager of Los Angeles Office, General Manager of the Machinery & Electric Division No.1 and No.2	Takahiro Moriyama
Corporate Officer, Assistant General Manager of the Kansai Regional Business Unit, General Manager of the General Affairs, Planning & Coordination Department, Osaka and Business Planning & Promotion Department, Osaka	Assistant General Manager of the Kansai Regional Business Unit, General Manager of the General Affairs, Planning & Coordination Department, Osaka and Business Planning & Promotion Department, Osaka	Hiroshi Funazaki
Corporate Officer, Deputy General Manager of the Textile Division, Sumisho Interior International Inc.	Assistant General Manager of the Retail & Consumer Service and Textile Divisions, President of Sumisho Fine Goods Corporation	Tetsu Tsuji

Corporate Officer, President and CEO of P.T. Sumitomo Indonesia and P.T. Summit Niaga Corporation	President and CEO of P.T. Sumitomo Indonesia and P.T. Summit Niaga Corporation	Takafumi Sone
Corporate Officer, Assistant to General Manager of the Non-Ferrous Products & Metals Division, Sumisho Metalex Corporation	General Manager of the Steel Sheet & Strip International Trade Dept., No.2, Assistant to General Manager of the Iron& Steel Division No.2, President and CEO of SC Steel Trade Co., Ltd.	Kazuhiro Atsushi
Corporate Officer, General Manager of the Construction & Real Estate Division	General Manager of the Building & Overseas Real Estate Business Department	Takashi Kano
Corporate Officer, General Manager of the Tubular Products Division	General Manager of the Tubular Products International Trade Department	Shinichi Sasaki
Corporate Officer, General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit	General Manager of the Motor Vehicles Business Planning & Coordination Department and Motor Vehicles Department, No.3	Kuniharu Nakamura
Corporate Officer, General Manager of the Plastics & Organic Chemicals Division	General Manager of the Organic Chemicals Department	Yoshito Horiuchi
Corporate Officer, General Manager of the Network Division	Assistant General Manager of the Network Division, General Manager of the Network Systems Department, Sumisho Electronics Co., Ltd.	Yoshio Osawa
Corporate Officer, General Manager of the Legal Department	General Manager of the Legal Department	Takuro Kawahara
Corporate Officer Deputy General Manager of the Iron & Steel Division No.2, General Manager of the Steel Sheet & Strip International Trade Department, No.1	General Manager of the Steel Sheet & Strip International Trade Department, No.1	Kazuhisa Togashi

New Post	Current Post	Name
Corporate Officer, General Manager of the Accounting Controlling Department	General Manager of the Accounting Controlling Department	Makoto Nakamura
Corporate Officer, Sumitomo Corporation of America, General Manager of the Chicago Office and the Rolled Steel Division	Sumitomo Corporation of America, General Manager of the Chicago Office and the Rolled Steel Division	Naoki Hidaka
Corporate Officer, Sumitomo Corporation of America, CFO and General Manager of the Corporate Coordination Group and Risk Management Group, Assistant General Manager for the Americas	Sumitomo Corporation of America, General Manager of the Corporate Coordination Group and Risk Management Group, Assistant to General Manager for the Americas	Kazuhiro Takeuchi

The following is changes in related posts other than Board Members, Executive Officers and Corporate Officers along with the above personnel changes:

As of April 1

New Post	Current Post	Name
General Manager of the Regional Strategy & Coordination Department	General Manager of Hamamatsu Office	Naoki Azuma
General Manager of the Risk Analysis & Assessment Department	Assistant to General Manager of the Financial Resources Management Group	Ken Goto
General Manager of the Steel Sheet & Strip International Trade Department, No.2, Assistant to General Manager of the Iron & Steel Division No.2, President and CEO of SC Steel Trade Co., Ltd.	Assistant to General Manager of the Iron & Steel Division, No.2	Noboru Takami
General Manager of the Tubular Products International Trade Department	Assistant to General Manger of the Tubular Products Division	Masao Tetsuya
Assistant to General Manager of the Non-ferrous Products & Metals Division	General Manager of the Non-Ferrous Metals Department, Nagoya	Fumiyoshi Sato

Assistant to General Manager of the Motor Vehicles Business Division, Sumisho Auto Lease Co., Ltd.	General Manager of the Planning & Administration Department, Transportation & Construction Systems Business Unit	Akira Tanabe
General Manager of the Motor Vehicles Business Planning & Coordination Department	Assistant to General Manager of the Motor Vehicles Business Division, Summit Motor France S.A.	Yoshiki Akiyama
General Manager of the Motor Vehicles Department, No.3	Deputy General Manager of the Motor Vehicles Department, No.3	Kimio Fukushima
Deputy General Manager of the Information & Telecommunication Project Division	General Manager of the Planning & Administration Department, Machinery & Electric Business Unit	Teruo Kato
General Manager of the Network Systems Department, Sumisho Electronics Co., Ltd.	Assistant to General Manager of the Network Division, Sumisho Electronics Co., Ltd.	Akira Tsuyuguchi
General Manager of the Organic Chemicals Department	Sumitomo Corporation India Private Limited, General Manager of Bombey Branch	Tomoyuki Kondo
General Manager of the Planning & Administration Department, Consumer Goods & Service Business Unit	General Manager of the Risk Analysis Assessment Department	Takeshi Sato
Assistant General Manager of the Construction & Real Estate Division and General Manager of the Building and Overseas Real Estate Business Department	General Manager of the Housing Development Department	Kazuo Ide
General Manager of the Housing Development Department	Assistant to General Manager of the Housing Development Department and Tennozu City Capital	Nobuki Ando
General Manager of Hamamatsu Office	Chugoku Office, General Manager of the Machinery & Electric Department	Masafumi Kaseyama
President and CEO of Sumitomo Corporation India Private Limited and General Manager of Madras Branch	President and CEO of Sumitomo Corporation India Private Limited	Toshio Yoshimoto

Sumitomo Corporation India Private Limited, <General Manager of Bombey Branch>	Sumitomo Corporation India Private Limited <General Manager of Madras Branch>	Kenzo Kimura
Sumitomo Corporation of America, <General Manager of Detroit Office and the Machinery & Electric Division, No.2>	Sumitomo Corporation of America, <General Manager of Detroit Office>	Yoshihiro Fujiura
Sumitomo Corporation of America, <General Manager of Houston Office and the Tubular Products Division>	Sumitomo Corporation of America	Makoto Horie
Sumitomo Corporation of America, <General Manager of Los Angeles Office and Northern California Office, the Machinery & Electric Division No.1, Media, Electronics & Network Business Division> Presidio Venture Partners, LLC and Sumitronics Inc.	Sumitomo Corporation of America, <General Manager of Northern California Office and the Media, Electronics & Network Business Division> Presidio Venture Partners, LLC and Sumitronics Inc.	Kazuyuki Inoue

The following is changes in the organization scheduled on April 1 along with the above personnel changes.

1. In the Chemical Business Unit, the Inorganic & Specialty Chemicals Division and the Life Science Division will be merged into the Performance Chemicals Division.
2. Chugoku Office will abolish its departments and belong to the Kansai Regional Business Unit.

The following is changes in posts after the Ordinary General Meeting of Shareholders in June.

NEW	As of April 1	
Advisor	Senior Managing Director, Assistant to President and CEO	Masabumi Kimura
Scheduled President and CEO of Sumisho Lease Co., Ltd.	Senior Managing Director, Assistant to President and CEO, Sumisho Lease Co., Ltd. <Advisor>	Hideki Yamane
Advisor <Managing Executive Officer rank>	Managing Director, Assistant to President and CEO	Koji Nakajima
Advisor <Executive Officer rank>	Director, Assistant to President and CEO	Takehiro Yamanaka
Advisor <Managing Executive Officer rank>	Standing Corporate Auditor	Isao Yamamoto
Corporate Auditor		Koji Tajika
Corporate Auditor	Corporate Officer, General Manager of the Internal Auditing Department	Masahiro Ishikawa
Executive Vice President, General Manager for the Americas and Director & President of Sumitomo Corporation of America	Director, Executive Vice President, General Manager for the Americas and Director & President of Sumitomo Corporation of America	Atsushi Nishijo
Managing Executive Officer, General Manager of the Kansai Regional Business Unit	Director, Managing Executive Officer, General Manager of the Kansai Regional Business Unit	Yuji Tamura
Managing Executive Officer, General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	Director, Managing Executive Officer, General Manager for Europe, Director & President of Sumitomo Corporation Europe Holding Limited and Chairman, President & Director of Sumitomo Corporation Europe Plc	Takaaki Shibata
Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	Director, Managing Executive Officer, Assistant General Manager of the Metal Products Business Unit and General Manager of the Iron & Steel Division No.2	Kenzo Okubo

Managing Executive Officer, General Manager for China, General Manager of Beijing Office and Director & President of Sumitomo Corporation China Holding Ltd.	Director, Managing Executive Officer, General Manager for China, General Manager of Beijing Office and Director & President of Sumitomo Corporation China Holding Ltd.	Shizuka Tamura
Managing Executive Officer, Assistant General Manager of the Materials & Real Estate Business Unit and General Manager of the General Construction Development & Coordination Department	Director, Managing Executive Officer, Assistant General Manager of the Materials & Real Estate Business Unit and General Manager of the General Construction Development & Coordination Department	Masaomi Bando
Managing Executive Officer, General Manager of the Chubu Regional Business Unit and Non-Ferrous Metals Department, Nagoya	Director, Managing Executive Officer, General Manager of the Chubu Regional Business Unit and Non-Ferrous Metals Department, Nagoya	Katsuichi Kobayashi
Managing Executive Officer, General Manager of the Machinery & Electric Systems Division	Director, Managing Executive Officer, General Manager of the Machinery & Electric Systems Division	Michio Ogimura
Corporate Officer, General Manager of the Internal Auditing Department	Corporate Officer, Assistant General Manager of the Kansai Regional Business Unit, General Manager of the General Affairs, Planning & Coordination Department, Osaka and Business Planning & Promotion Department, Osaka	Hiroshi Funazaki
General Manager of the Risk Management Dept., Osaka, General Affairs, Planning & Coordination Department, Osaka and Business Planning & Promotion Department, Osaka	General Manager of the Risk Management Department, Osaka	Kotaro Nakata

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